

VIA FACSIMILE AND U.S. MAIL

May 15, 2009

Richard H. Fearon
Vice Chairman and Chief Financial and Planning Officer
Eaton Corporation
Eaton Center, 1111 Superior Avenue
Cleveland, Ohio 44114

> **RE:** **Eaton Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **Definitive Proxy Statement on Schedule 14A filed March 13, 2009**
> **File No. 1-01396**

Dear Mr. Fearon:

We have reviewed your response letter dated April 24, 2009 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Quarterly Data, page 74

1. We note your response to comment 13 from our letter dated March 31, 2009. While we note that no impairments of goodwill or intangible assets were recorded in 2007 or 2008, it appears that your quarterly results have been materially impacted by other unusual or infrequently occurring items. For example, you incurred $65 million of workforce reduction charges during the quarter ended March 31, 2009 which appears to have significantly impacted your operating results for the quarter. In future filings, please revise your table to disclose the

impact of all types of non-recurring, infrequently occurring or unusual adjustments that have materially impacted your quarterly results.

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2009

Financial Statements

Business Segment Information, page 11

2. It appears that both your Truck and Automotive segments experienced a decrease of nearly 50% in net sales for the three months ended March 31, 2009 as compared to the three months ended March 31, 2008. In addition, your Truck and Automotive segments reported operating losses of $34 million and $46 million for the quarter ended March 31, 2009. On page 17, you indicated that you now anticipate that the global truck market will fall 22% and the global automotive markets will fall 23% for 2009. Based on the above information, it appears that your outlook for 2009 may have changed from your December 31, 2008 anticipated outlook of a 10% to 11% decrease in end markets. Please advise us whether you have performed an interim goodwill impairment test or considered performing an impairment test as of March 31, 2009 in light of your revised outlook for these segments. If not, please explain how you considered the provisions of paragraph 28 of SFAS 142 in determining that an interim impairment test was not necessary. Please explain any qualitative and quantitative factors you considered. If you have performed a recent interim impairment test, please provide us with a summary of your results. We may have further comment.

*   *   *   *

        Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Hagen Ganem, Attorney, at (202) 551-3330 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief